UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Schedule 13G on

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59833H101
(CUSIP Number)

Christopher Greenberg
3590 S. 42nd St.
Grand Forks, North Dakota 58201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 59833H101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Arthur Greenberg, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,015,000 (1)
	8	SHARED VOTING POWER 1,009,000 (2)
	9	SOLE DISPOSITIVE POWER 2,015,000 (1)
	10	SHARED DISPOSITIVE POWER 1,009,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3 9.0% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually and 10,500 shares of common stock directly owned by Greenberg Family Consolidated Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner. Arthur Greenberg, Jr. is a general partner and the managing partner of Arthur Greenberg, Jr., L.L.P.

(2) Includes 1,005,00 shares of common stock directly owned by Christopher Greenberg individually and 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

(3) The percentage is based upon 33,458,345 shares of common stock outstanding as of May 14, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2013.

CUSIP No. 59833H101	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Christopher Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,009,000 (1)
	8	SHARED VOTING POWER 2,015,000 (2)
	9	SOLE DISPOSITIVE POWER 1,009,000 (1)
	10	SHARED DISPOSITIVE POWER 2,015,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,024,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3 9.0% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 1,005,000 shares of common stock directly owned by Christopher Greenberg individually and 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

(2) Includes 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually and 10,500 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner. Arthur Greenberg, Jr. is a general partner and the managing partner of Arthur Greenberg, Jr., L.L.P.

(3) The percentage is based upon 33,458,345 shares of common stock outstanding as of May 14, 2013, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2013.

Explanatory Note:

This Schedule 13D is filed as an amendment to the Schedule 13G filed with the Securities Exchange Commission by the Reporting Persons (as defined below) on February 24, 2012, as amended on February 1, 2013 (collectively, the “Schedule 13G”). The Reporting Persons are amending the Schedule 13G on Schedule 13D solely to reflect that, as of June 1, 2013, the Reporting Persons are no longer relying on Rule 13d-1(c) to file the Schedule 13G due to Christopher Greenberg’s election to the Board of Directors of the Company (as defined below) on June 1, 2013.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 500 West Wilson Bridge Road, Suite 140, Worthington, Ohio 43085.

Item 2.	Identity and Background.

This statement is being filed by the following persons (the “Reporting Persons”):

(i)
Arthur Greenberg, Jr., with respect to (a) 2,004,500 shares of common stock directly owned by his individually, (b) 10,500 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner, and Arthur Greenberg, Jr. serves as a general partner and managing partner of Arthur Greenberg, Jr., L.L.P., (c) 1,005,000 shares of common stock directly owned by Christopher Greenberg individually, and (d) 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

(ii)
Christopher Greenberg, with respect to (a) 1,005,000 shares of common stock directly owned by him individually, (b) 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders, (c) 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually, and (d) 10,500 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner and Arthur Greenberg, Jr. serves as a general partner and managing partner of Arthur Greenberg, Jr., L.L.P.

For purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, Arthur Greenberg, Jr. and Christopher Greenberg have shared beneficial ownership as a group of the 3,024,000 shares owned by them as set forth above.

Arthur Greenberg, Jr.’s current occupation is owner/manager of Art Greenberg Farms, located at 3590 S. 42nd St., Grand Forks, North Dakota 58201. Christopher Greenberg’s current occupation is Chief Executive Officer of Global Safety Network, a provider of employer-related services to outside businesses, located at 3590 S. 42nd St., Grand Forks, North Dakota 58201. Christopher Greenberg also serves on the Board of Directors of the Company.

The business address of the Reporting Persons is 3590 S. 42nd St., Grand Forks, North Dakota 58201.

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During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No Common Stock of the Company was acquired by the Reporting Persons during the period from sixty days prior to June 1, 2013 until the date of filing hereof.

Item 4.	Purpose of Transaction.

Christopher Greenberg became a member of the Board of Directors of the Company on June 1, 2013. In his capacity as a director of the Company, Christopher Greenberg may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. The percentages set forth below are based upon 33,458,345 shares of Common Stock outstanding as of May 14, 2013.

Arthur Greenberg, Jr.:
Shares of Common Stock	Percentage of Outstanding Common Stock

3,024,000	9.0%

Christopher Greenberg:
Shares of Common Stock	Percentage of Outstanding Common Stock

3,024,000	9.0%

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(b)           The information set forth in items 7 through 11 of the cover pages (pages 2-5) hereto is incorporated herein by reference.

(c)           From sixty days prior to June 1, 2013 until the date of filing hereof, no transactions in Company Common Stock occurred.

(d)           Not applicable

(e)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement of the Reporting Persons, dated June 30, 2013

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2013	By:	/s/ Arthur Greenberg, Jr.
Arthur Greenberg, Jr.

	By:	/s/ Christopher Greenberg
Christopher Greenberg

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